Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

Benchmark’s Nickel Day Live Presentation Transcript

April 15, 2021 (recorded on March 31, 2021)

Gerard Barron

Thank you very much Roger. Look, it’s been great to hear so many people talk around ESG and obviously that’s a big driver of this project and why we think now is absolutely the time. So, let’s dive straight to where we think the solution lies and it’s in the form of these polymetallic nodules that were discovered way back in the 1870s – so they’ve been known for a long time. Someone handed me a book recently and it was dated 1964, which was one of the first detailed studies in this area.

But you can see where we are, it’s in the Pacific Ocean, about 1,000 miles off the coast of Mexico, and the green area on the map is what’s currently under license from the International Seabed Authority. Our company, The Metals Company, which was formerly known as DeepGreen, we control three license areas in this region of 225 square kilometers in total. They estimate there’s around 270 million tons of contained nickel, and a lot of cobalt, copper, and manganese as well. You can see the white areas on this map are the protected areas that the regulator has put aside. The reason why this side of the ocean is so interesting is because the geology around us – the Rockies and the Andes being covered in nickel and copper through volcanogenic explosions and erosion through rivers – all of these metals settled in its fracture zone. So, we’re talking about the largest undeveloped battery metal deposit on the planet.

We focus primarily on the, nickel, copper, cobalt and manganese. There are other metals – including some rare earths – contained, and whether we produce sulfates or powders will be something we have a lot of flexibility with on this project. The grades are kind of off the charts, in fact, if you were to look at the nickel, copper and manganese, it’s like having three tier-one assets all in one deposit. And they have some really unique characteristics. They literally lay on the ocean floor, so we don’t need to drill or blast to get to them. Because of their high grade, it means to make the battery metals, say for an average EV, we have to touch and handle much less, in fact around 10% as much. They contain no deleterious elements, so when we move them to shore to process them, we don’t generate any tailings or waste material. The grade of the nodules is consistent over very large areas, and they’re about the size of a potato – I hold one in my hand now – and they’re microporous, so they’re very easy to smelt. It’s a lot of those characteristics that really drive the ESG impacts. We obviously put a big focus on that – we funded a white paper that was published on Earth Day, we’re in the middle of spending $75m on our environmental impact studies right now, our boat’s out on the CCZ filled with scientists.

When you think about impacts, you’ve got to think about full life-cycle analysis. It’s not just, as we heard Mark talking about earlier, it’s not just about the mining or refining, it’s also about the habitat where you’re taking these metals. And if, obviously in Indonesia we’re destroying our carbon sinks, and that’s a real problem. The Journal of Cleaner Production published one of our papers late last year confirming that we can compress out CO2 emissions by more than 90%. That’s a big reduction. Plus, no waste. Plus, no tailings. Plus, massive reduction on the impact on biomass and megafauna. Of course, we use more sea floor, and like all extractive industries there’s some impact on biodiversity but we’re understanding those, and we have mitigation plans in place.

So, when it comes to costs, the high grade is very helpful because almost half of the revenue comes from the nickel, so after our byproducts of copper, cobalt and manganese, we generate a pound of nickel for minus $2.40 per pound. We’re a Canadian company, some of you may have seen we just announced a go-public via a merger with SOAC listed on the New York Stock Exchange, and we’re compliant with both the 43-101 standard and also the SK1300. We’ve defined the resource on two of our blocks. This a match that you saw before with the colored areas being the areas managed by The Metals Company. On two of them, we know we have 1.6bn tons of polymetallic nodules, and that’s enough to build around 280 million 75kw batteries. The other license holders, by the way, include China, Korea, Japan – all sovereigns. You have to either be a sovereign, be a member of the international seabed authority, or be sponsored by a member of the international seabed authority. It’s a large resource. When we compare other undeveloped projects, you can see the scale of it is large. 16 million tons of nickel, and on a nickel-equivalent basis, 29 million. So that’s huge.

One of the great advantages about this resource is that it lays on the ocean floor. If we were on land, we’d be drilling thousands of holes trying to imagine the shape and structure – but instead, we get to take pictures of it. We can see here some of the imagery taken with this AUV, the granularity that we have. In fact, we now have bathymetric survey data covering 178,000 square kilometers of ocean floor. Then we take these box core samples at regular intervals and they allow us to weigh, and capture, an exact piece of the ocean floor. So, we capture it so we can weigh the abundance of the nodules, test the grade, and study the organisms living amongst it. Just one point on the resource – we’ve moved some of it inferred to indicated, and to measured. Where we moved it to measured we actually had a 6% increase in measured over inferred, so the resource certainty is very high.

50 years ago, they started collecting these nodules, so some of the technical challenges were overcome and it was – you can see the names on this sheet, including Mitsubishi and Sumitomo and Lockheed, Shell, BP – they were underway. They wanted to move from trials into commercial production, so they thought, “Well, who do we ask?” 50 years ago, it hadn’t been agreed who owned the oceans. It was Henry Kissinger who wrote to the ambassadors of the U.N. saying that they wanted to claim part of the Pacific, and the ambassadors said, “No, that doesn’t sound very equitable.” So, everyone had to pack up and go and do something else. It was then in 1982 that UNCLOS was finally agreed. And so UNCLOS said you own everything within 12 miles of your coastline, you have an economic right to anything within 200 miles, but beyond that it’s not yours, in fact it will be deemed a common heritage of mankind. In fact, the international seabed authority was established to govern this area.

One of the benefits to help this industry get started has been the poor condition of the offshore oil and gas services. One of our significant investors is a company called Allseas, they’re one of the world’s largest pipe-layers in the deep ocean for oil and gas. We also count Maersk as one of our shareholders. So basically, this is a vessel that was acquired by Allseas for our project exclusively just over 12 months ago. It was a $700m drill ship that they acquired for less than $20m. Basically, it has many of the functions that we want – power, moon pull, riser, and so on. Storage. And we’ll have that harvesting system at trial in the Atlantic at the end of this year. We’re on schedule to have it in the CCZ – our license area – in the middle of next year. We’re on schedule at the moment to be in production by 2024. The first cab off the rank is what we call our Project Zero. But our ambition is to move all the way up to 54m tons of nodule collection, which will make us up there as one of the largest nickel producers.

We move them to shore, and there are two options: you can either dissolve them in an acid solution, or you can throw them into a rotary kiln. We’ve been working with Hatch and others to refine this onshore process, there are some advantages in going with the melting option. The bottom line is that there is some infrastructure there that we can currently use, but also, it’s a low risk flow sheet. In the coming couple of months, we’ll have completed our onshore pilot processing work. We’ve worked with Kingston and also with FLSmidthF at XPS up in Sudbury, and basically that’s the material behaves quite analogously to nickel laterite material in the kiln. One of the options we have in front of us is to either: use the existing infrastructure, or, to satisfy some of those geopolitical risks as people are trying to decouple from China, for us to reestablish that infrastructure wherever we need to. Whereas normally you have to build that infrastructure next to the resource, we lift the nodules, put them on a ship, and so we can build our processing plants either in Quebec, in Texas, in Norway, or in parts of Asia. The fact that we don’t generate any tailings or any waste materials – 100% of the mass of our nodules turns into saleable product – really opens up where we can build these onshore processing plants.

We’ve done a first sweep, we’re already negotiating with governments around where those first plants will be and we’re on track to lodge our application to move from exploration phase into exploitation by the middle of 2023. Right now, we’re in the middle of very extensive pre-feasability work. As I mentioned, we’ll have our harvesting system in the water by the end of this year, we’ll have completed the pyrometallurgical pilot plant work in the coming months, we’re in the middle of a $75m investment around the environmental impacts, so there’s a lot of work. And, of course, it’s very scalable, once we do it for one part of our resource, we’re able to transition most of that work into another part.

We recently announced a go-public and before fees, we raised around $630m – that’s sufficient capital for us to get to the other side of first production. We updated our PEA based around just one of our blocks, known as Nori Area D (it contains around 350m tons of these nodules) in indicated stage, and some of it in measured. That will see us around 120,000 ton a year nickel producer, but also a large copper, cobalt and manganese producer as well.

Our first get-started strategy is to really repurpose that drill ship that you saw – the oil and gas asset which has been owned by Allseas now for a year. We’re close to announcing something with a manganese alloy producer, who will take our manganese offtake, and also partner with us regarding the onshore process. As we scale, then it’s about either more drill ships, or more purpose-built vessels. We think the existing players in the offshore industry who are very used to building and owning and operating these assets for the major oil companies in return for long term contracts, will want to do the same here. In fact, we have two of them on our register already, so we know they will. It presents an opportunity for us to really start scaling production while being able to leverage the capital and expertise of companies who have operated in this ecosystem for decades. As I mentioned, these numbers come out of the NORI-D asset only which represents just over 20% of our defined resource and so there’s scope for much more growth. We think the environmental opportunities around ocean metals is really going to be something that helps establish them as a category leader.

About DeepGreen

DeepGreen Metals Inc. is a Canadian explorer of lower-impact battery metals from seafloor polymetallic nodules, on a dual mission: (1) supply metals for the clean energy transition with the least possible negative environmental and social impact and (2) accelerate the transition to a circular metal economy. The company through its subsidiaries holds exploration and commercial rights to three polymetallic nodule contract areas in the Clarion Clipperton Zone of the Pacific Ocean regulated by the International Seabed Authority and sponsored by the governments of Nauru, Kiribati and the Kingdom of Tonga. In March 2021, DeepGreen announced that it had entered into a business combination agreement with Sustainable Opportunities Acquisition Corporation (SOAC) to accelerate project development and become a publicly traded company on NASDAQ as ‘The Metals Company’. More information is available at deep.green.

About Sustainable Opportunities Acquisition Corporation

Sustainable Opportunities Acquisition Corporation is a SPAC formed for the purpose of entering into a business combination with one or more businesses. While the Company may pursue a business combination in any industry, the Company intends to focus its search for a business that exists within industries that benefit from strong Environmental, Social and Governance (“ESG”) profiles. While investing in ESG covers a broad range of themes, the Company is focused on evaluating suitable targets that have existing environmental sustainability practices or that may benefit, both operationally and economically, from the founders’ and management team’s commitment and expertise in executing such practices. For more information, visit greenspac.com.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the “Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus. SOAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.